Exhibit 99.1

argenx reports fourth quarter business update
and full year 2017 financial results

Management to host conference call today at 3 pm CET / 9 am EST

March 1, 2018

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced its fourth quarter business update and full year results for 2017.

The full year results will be discussed during a conference call and webcast presentation today at 3 pm CET/ 9 am EST. To participate in the conference call, please select your dial in number from the list included below, and use the confirmation code 6683242. The webcast may be accessed on the homepage of the argenx website at www.argenx.com or by clicking here.

“2017 was a year of tremendous momentum for argenx as we made progress on our pipeline and increased value for our shareholders. As a result of this focused execution, we believe we are well-positioned to advance our pipeline through several key clinical milestones in the year ahead,” commented Tim Van Hauwermeiren, CEO of argenx. “In December, we announced positive clinical data from our Phase 2 trial of ARGX-113 for the treatment of generalized myasthenia gravis and plan to advance ARGX-113 to Phase 3 in this indication. This also marked the first dataset from our Phase 2 program aimed at evaluating the role of ARGX-113 in indications where the reduction of pathogenic autoantibodies may mediate disease. We continue to evaluate the asset in two additional Phase 2 indications, immune thrombocytopenia and pemphigus vulgaris, and expect to report data from both in the second half of 2018. We also advanced our lead oncology asset and reported interim data from our Phase 1/2 trial of ARGX-110 in acute myeloid leukemia, which we expect to transition into a Phase 2 trial this year. We feel that our achievements in 2017 have further validated our disciplined and differentiated approach to antibody development and look forward to providing updates on several important catalysts from our wholly-owned pipeline and strategic collaborations in 2018.”

FOURTH QUARTER 2017 AND RECENT HIGHLIGHTS

•                  Reported positive topline results from Phase 2 proof-of-concept trial of ARGX-113 (efgartigimod) in generalized myasthenia gravis (MG) showing a strong clinical improvement over placebo throughout the entire duration of the trial as well as a favorable tolerability profile consistent with Phase 1 data.

•                  Launched Phase 1 trial with subcutaneous formulation of ARGX-113 evaluating pharmacokinetics (PK), pharmacodynamics (PD), safety and tolerability.

•                  Presented updates on Phase 1/2 clinical trials of ARGX-110 in acute myeloid leukemia (AML) and cutaneous T-cell lymphoma (CTCL) during American Society of Hematology (ASH) Annual Meeting.

•                  Raised approximately $266 million in gross proceeds in an upsized U.S. public offering.

FINANCIAL HIGHLIGHTS (as of December 31, 2017) (compared to financial highlights as of December 31, 2016)

•                  Operating income of €41.3 million (December 31, 2016: €17.2 million).

•                  Net loss of €28.1 million (December 31, 2016: €21.4 million).

•                  Cash position of €359.8 million (cash, cash equivalents and current financial assets) allowing us to pursue development of our pipeline as planned.

DETAILS OF OPERATIONAL RESULTS

Products in Clinical Development:

ARGX-113 (efgartigimod)

•                  Reported positive topline results from Phase 2 proof-of-concept trial of ARGX-113 in generalized MG. ARGX-113 treatment resulted in a strong clinical improvement over placebo as measured by all four predefined clinical efficacy scales throughout the entire duration of the study. Among ARGX-113 treated patients, 75% had a clinically meaningful and statistically significant improvement for a period of at least six consecutive study weeks versus 25% of patients on placebo. Primary endpoint analysis revealed ARGX-113 to be well-tolerated in all patients and consistent with Phase 1 data.

•                  Nearing complete enrollment in the Phase 2 clinical trial of ARGX-113 in immune thrombocytopenia (ITP). Amended ITP trial protocol to extend the follow-up period from eight weeks to 21 weeks. In addition, a one-year open label extension study was added as a second amendment to allow (re)treatment of the ITP patients from the first study (dosed at 10 mg/kg).

•                  Launched Phase 1 trial to evaluate the PK, PD, safety and tolerability of a subcutaneously administered formulation of ARGX-113 in healthy volunteers.

ARGX-110

•                  Provided updates on Phase 1/2 clinical trials of ARGX-110 in AML and CTCL during ASH Annual Meeting.

•                  Data from the Phase 1/2 clinical trial of ARGX-110 in combination with azacitidine in six newly diagnosed AML patients unfit for intensive chemotherapy showed signs of clinical activity, including complete remission (3/6 patients), complete remission with incomplete blood count recovery (1/6 patients) and partial response (2/6 patients). One of the patients that achieved a complete remission bridged to allogeneic stem cell transplant after five cycles. The preliminary data from the first set of patients suggest ARGX-110 is active both at the circulating and bone marrow blast levels and at the leukemic stem cell level. The data showed a favorable tolerability profile with no exacerbation of azacitidine toxicity.

•                  Amended Phase 1/2 AML trial protocol to add a 20mg/kg dose cohort to the dose escalation to best inform the recommended dose for a Phase 2 study.

•                  Data from the Phase 1/2 clinical trial of ARGX-110 in relapsed/refractory CTCL patients. Of the 22 CTCL patients under analysis, we observed one complete response, two partial responses and 10 patients with stable disease.  ARGX-110 was observed to have a favorable tolerability profile in these CTCL patients.

Collaborations

•                  Bird Rock Bio, Inc. (BRB) and argenx have mutually agreed to terminate BRB’s license agreement to develop and commercialize ARGX-109 (gerilimzumab). Genor, a sublicensee of Bird Rock Bio, will continue to develop ARGX-109 for the Chinese market.

Corporate

•                  Intellectual property portfolio now includes 80 granted and 109 pending patents as of December 31, 2017.

•                  Company expanded to 95 employees and consultants in support of the growth of the business.

•                  Established argenx US, Inc., a subsidiary located in Boston, MA.

•                  Nominated James Michael Daly as a new member of the Board of Directors, subject to approval by the shareholders at the annual general meeting.

OUTLOOK 2018

argenx continues to implement its business plan through advancing its deep pipeline of differentiated antibody-based therapies, including ARGX-113, ARGX-110, ARGX-115 and ARGX-112, the forging of collaborations with pharmaceutical companies and leading academic labs under its Innovative Access Program and the strengthening of its shareholder base.

In 2018, argenx aims to execute its ambitious business plan as follows:

•                  Report full data from the Phase 2 proof-of-concept trial for ARGX-113 in generalized MG at the American Academy of Neurology conference (April 21-27, 2018,Los Angeles, CA)

•                  Report topline data of the Phase 2 proof-of-concept trial for ARGX-113 in ITP and interim data of the Phase 2 proof-of-concept trial in pemphigus vulgaris in the second half of 2018. Report full data of the Phase 2 proof-of-concept trial for ARGX-113 in ITP before the end of the year.

•                  Progress ARGX-113 into Phase 3 clinical development in generalized MG before the end of the year.

•                  Report the full data of the Phase 1 healthy volunteer trial with the subcutaneous formulation of ARGX-113 during the second quarter of the year.

•                  Provide an update on the Phase 1/2 clinical trial in AML in the second half of the year.

•                  Report the full data of the AML Phase 1/2 and CTCL Phase 2 clinical trials of ARGX-110 by the end of the year.

•                  Launch the Phase 2 proof-of-concept trial for ARGX-110 in AML before the end of the year.

KEY FIGURES (CONSOLIDATED)

	Year Ended
	December 31,
in thousands of €	2017	2016	Variance
Revenue	€36,415	€14,713	€21,702
Other operating income	4,841	2,439	2,402
Total operating income	41,256	17,152	24,104
Research and development expenses	(51,740)	(31,557)	(20,183)
Selling, general and administrative expenses	(12,448)	(7,011)	(5,437)
Operating loss	€(22,932)	€(21,416)	€(1,516)
Financial income	1,250	73	1,177
Financial expenses	—	—	—
Exchange losses	(5,797)	(31)	(5,766)
Loss before taxes	€(27,479)	€(21,374)	€(6,105)
Income tax income expense	€(597)	€—	€(597)
TOTAL COMPREHENSIVE LOSS OF THE PERIOD	€(28,076)	€(21,374)	€(6,702)

Net increase in cash, cash equivalents and current financial assets compared to year-end 2016 and 2015	263,047	54,402
Cash, cash equivalents and current financial assets at the end of the period	359,775	96,728

DETAILS OF THE FINANCIAL RESULTS

Cash, cash equivalents and current financial assets totaled €359.8 million for the year ended on December 31, 2017, compared to €96.7 million on December 31, 2016. The increase in the year-end cash balance on December 31, 2017 resulted primarily from €304.7 million of net proceeds received from the initial and follow-on U.S. public offerings of American Depositary Shares on the Nasdaq Global Select Market completed respectively in May and December 2017.

Operating income increased by €24.1 million for the year ended December 31, 2017 to reach €41.3 million, compared to €17.2 million for the year ended December 31, 2016. The increase primarily related to a €11.0 million increase in the recognition of upfront payments and a €9.2 million increase in milestone payments from our collaboration partners.

Research and development expenses totaled €51.7 million and €31.6 million for the years ended December 31, 2017 and 2016, respectively. The increase is mainly the result of higher external research and development expenses, reflecting higher clinical trial costs and manufacturing expenses related to the development of our product candidate portfolio.

Selling, general and administrative expenses totaled €12.4 million and €7.0 million for the years ended December 31, 2017 and 2016, respectively. The increase of €5.4 million in selling, general and administrative expenses for the year ended December 31, 2017 primarily resulted from higher personnel expenses, office costs and consulting fees incurred to support our growth and prepare the company to become and operate as a Nasdaq-listed company.

For the year ended December 31, 2017, financial income amounted to €1.3 million compared to €0.1 million for the year ended December 31, 2016. The increase of €1.2 million relates to (i) a €0.9 million realized gain on the sale of a participation in FairJourney Biologics LDA in December 2017 and (ii) an increase in the interest received on our cash, cash equivalents and current financial assets.

Exchange losses totaled €5.8 million for the year ended December 31, 2017 compared to €0.03 million for the year ended December 31, 2016. The increase is mainly attributable to unrealized exchange rate losses on our cash and current financial assets position in U.S. dollars due to the unfavourable fluctuation of the EUR/USD exchange rate.

The total comprehensive loss for the year ended December 31, 2017 was €28.1 million compared to €21.4 million for the year ended December 31, 2016.

U.S. SEC and statutory financial reporting

argenx’s primary accounting standard for quarterly earnings releases and annual reports is International Financial Reporting Standars (IFRS) as issued by the International Accounting Standards Board (IASB). Quarterly summarized statements of profit and loss based on IFRS as issued by the IASB are available on www.argenx.com.

In addition to reporting financial figures in accordance with IFRS as issued by the IASB, argenx also reports financial figures in accordance with IFRS as adopted by the European Union (EU) for statutory purposes. The consolidated statement of financial position, the consolidated statements of profit and loss, the consolidated statements of cashflow, and the consolidated statement of changes in equity are not affected by any differences between IFRS as issued by the IASB and IFRS as adopted by the EU.

The consolidated statement of profit and loss data of argenx SE as of December 31, 2017 presented in this press release are unaudited.

Annual Report 2017

argenx expects to publish its 2017 Annual Report based on IFRS as issued by the IASB and its 2017 Annual Report for statutory purposes based on IFRS as adopted by the EU on March 26, 2018. These Annual  Reports will be available on www.argenx.com.

FINANCIAL CALENDAR:

•                  May 8, 2018: Annual General Meeting

•                  May 9, 2018: Q1 2017 Business Update and financial results

•                  August 2, 2018: Half-year 2017 Business Update and financial results

•                  October 25, 2018: Q3 2017 Business Update and financial results

Dial-in numbers:

Please dial in 5–10 minutes prior to 3 pm CET/ 9 am EST using the number and conference ID below.

Confirmation Code: 6683242
Belgium	0800 58228
Belgium	+32 (0)2 404 0659
France	0805 101 219
France	+33 (0)1 76 77 22 74
Netherlands	0800 023 1436
Netherlands	+31 (0) 20 721 9251
United Kingdom	0800 358 6377

United Kingdom	+44 (0)330 336 9105
United States	888-394-8218
United States	+1 323-794-2149

A question and answer session will follow the presentation of the results. Go to www.argenx.com to access the live audio webcast. The archived webcast will also be available (90 days) for replay shortly after the close of the call from the “Downloads” section of the argenx website.

About argenx

argenx a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Corporate Communications & IR Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning its 2018 business and financial calendar and related plans;  the clinical data of its product candidates; argenx’s, and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans related to argenx’s product candidates; and the intended results of its strategy. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to argenx’s U.S. public offering filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.